ROCHDALE STRUCTURED CLAIMS FIXED INCOME FUND
REIMBURSEMENT AGREEMENT

THIS AGREEMENT is made and entered into as of this May 12, day of 2010, and by and between ROCHDALE STRUCTURED CLAIMS FIXED INCOME FUND, LLC, a Delaware limited liability company (the “Fund”), and ROCHDALE INVESTMENT MANAGEMENT LLC, a Delaware limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of the Investment Management Agreement between the Fund and the Advisor dated November 10, 2009 (the “Investment Management Agreement”), and, pursuant to the terms of an agreement (“Prior Expense Agreement”) approved by the Board of Managers (“Board”) on November 10, 2009, the Advisor agreed to limit certain operating expenses for which the Fund is responsible to an annual rate, expressed as a percentage of the Fund’s average annual net assets, of 1.0% subject to the Advisor’s right to seek reimbursement from the Fund for expenses assumed by the Advisor, all as set forth in such Prior Expense Agreement; and

WHEREAS, the Advisor desires to absorb certain deferred offering costs, including costs incurred in connection with the issuance, registration and transfer of units of beneficial interest (“Units”) issued by the Fund, costs and certain costs associated with the negotiation and acquisition of the Portfolio Note (as that term is defined in the Fund’s Registration Statement on Form N-2), as well as the operating costs referenced in the Prior Expense Limitation Agreement (all such cost collectively referred to herein as (“Covered Fund Costs”), to the extent necessary to ensure that satisfaction by the Fund of its obligation to bear Covered Fund Costs does not cause interest paid to the holders of Units (“Unitholders”) to fall below 7.00% per annum per Unit with respect to any fiscal year (“Minimum Annual Distribution”); and

WHEREAS, the Board of Managers of the Fund (“Board”) desires to allow the Advisor to absorb Covered Fund Costs in the manner set forth herein and has determined to terminate the Prior Expense Agreement;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties to this Agreement, intending to be legally bound hereby, mutually agree as follows:

1.          Assumption by the Advisor of Covered Fund Costs.  The Advisor agrees to make certain payments to the Fund (any such payments referred to herein as, “Advisor Payments”).  Such Advisor Payments shall be made in such amount as may be necessary, from time to time, to enable the Fund to make payments to Unitholders in an amount at least equal to the Minimum Annual Distribution with respect to each Unit and limit the impact of certain costs on Unitholders provided however, that nothing herein shall require that Advisor Payments with respect to any fiscal year, in the aggregate, exceed the sum of Covered Fund Costs for which the Fund is responsible for such fiscal year.  Advisor Payments from the Advisor under this Section 1 shall be accrued monthly and paid monthly, unless the Fund’s policy with respect to payments to Unitholders is modified by the Board, in which case, such reimbursement payments shall be made on such basis as the Board shall approve.

2.          Definitions.  For purposes of this Agreement, the term “Covered Fund Costs” means: all costs and expenses necessary or appropriate for the operation of the Fund or offering of the Units (and, in the case of costs associated with the offering of the Units, regardless of whether such costs are reflected for accounting purposes as operating expenses or capital costs).  Specifically, Covered Fund Costs include the Advisor’s investment advisory fee (as set forth in the Investment Management Agreement), the service fee payable to the Advisor (as set forth in the Service Agreement), professional fees and other costs incurred in connection with the acquisition of the Portfolio Note and costs incurred in connection with the issuance and offering of Units but does not include, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, including litigation of any kind, nonperformance of the assets underlying the Portfolio Note or costs associated with investment losses and/or impairment of collateral underlying the Portfolio Note.

3.          Recoupment by the Advisor of Advisor Payments.  The Advisor may, upon request, recoup from the Fund all or any portion of the Advisor Payments made by the Advisor with respect to any fiscal year, in the first, second or third (or any combination thereof) fiscal year next succeeding the fiscal year1 of any Advisor Payments.  Such recoupment may be requested by the Advisor only if the distribution to Unitholders with respect to the year for which the recoupment is sought would (after taking into account the amount of recoupment) equal or exceed the Minimum Annual Distribution.  Such recoupment may be paid prior to the Fund’s payment of its current expenses if so requested by the Advisor even if doing so may affect the amount of future Advisor Payments.  Notwithstanding the foregoing, the Fund and the Advisor acknowledge and agree that the Advisor may request recoupment of Covered Fund Costs absorbed by the Advisor in prior years in years in which the Minimum Annual Distribution is not achieved so long as the Fund’s actual expense ratio, plus the amount of any requested recoupment with respect to such year, does not exceed 1.40%.

4.          Term.  This Agreement shall become effective on the date specified herein and shall remain in effect for a period of not less then one year initially and from year-to-year thereafter, subject to annual approval by the Advisor unless sooner terminated as provided in Paragraph 5 of this Agreement.  This Agreement shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by the Board, including a majority of those Managers who are not “interested persons” of the Fund as defined under the Investment Company Act of 1940.

5.          Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board upon sixty (60) days written notice to the Advisor.  This Agreement may not be terminated by the Advisor without the consent of the Board.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A to this Agreement, if the Investment Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Management Agreement’s termination for the Fund.

1  The Fund’s first fiscal year ends September 30, 2010.

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6.          Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without written consent of the other party.

7.          Severability.  If any provisions of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated there under.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

ROCHDALE STRUCTURED CLAIMS FIXED INCOME FUND LLC

By:	/s/ Garrett D’Alessandro
Name:	Garrett D’Alessandro
Title:	President and Secretary

ROCHDALE INVESTMENT MANAGEMENT LLC

By:	/s/ Kurt Hawkesworth
Name:	Kurt Hawkesworth
Title:	COO